Steven Glauberman Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: sglauberman@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

December 5, 2022	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Ms. Jennifer Angelini,

Ms. Sherry Haywood

Re:	Planet Green Holdings Corp.

Amendment No. 2 to Registration Statement on Form S-3

Filed November 3, 2022

File No. 333-259611

To the Reviewing Staff Members of the Commission:

On behalf of our client, Planet Green Holdings Corp., a Nevada company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 29, 2022 on the Company’s Amendment No. 2 to Registration Statement on Form S-3 previously submitted on November 3, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to its registration statement on Form S-3 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 2 to Form S-3

Cover Page

1.	We note your response to prior comment two and reissue it in part. Please revise your prospectus cover to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document. In addition, revise the definitions on pages 1 and 4 for consistency with each other and so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and page 4 in accordance with the Staff’s instructions.

About this Prospectus

About the Company, Page 4

2.	We note your response to prior comment four and reissue it in part. Please revise the definition of “China” and “PRC” on page 4 to remove the Hong Kong carve-out or revise your disclosure throughout, including without limitation your risk factors, to maintain the same consistency of disclosure for China and Hong Kong.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 4 in accordance with the Staff’s instructions.

VIE Arrangements, page 7

3.	We note your response to prior comment ten. Please further revise the statement on page 8, “The Company is considered the primary beneficiary of Jilin Chuangyuan and it consolidates its accounts as VIEs,” to clarify that you are considered the primary beneficiary for accounting purposes and to address your other two VIEs, Anhui Ansheng and Xiangtian Energy.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 7 in accordance with the Staff’s instructions.

Financial Information Related to the VIEs, page 9

4.	We note your revisions in response to prior comment 11. Please revise your consolidating schedules to present information for the WFOE as primary beneficiary in a separate column. In addition, please include consolidating schedules for the year ended and as of December 31, 2020.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 9, 12 and 14 in accordance with the Staff’s instructions.

 Cash Flows through Our Organization, page 13

5.	We note your response to prior comment 12 and reissue it in part. In addition to the description of how cash is transferred through your organization, please quantify the cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer, for at least the periods covered by your financial statements. Your disclosure should make clear if no such transfers have been made to date.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 15 in accordance with the Staff’s instructions.

6.	We note disclosure regarding potential restrictions on your ability to transfer cash, for example on the prospectus cover and pages 8 and 13 of the prospectus summary. Please additionally address the following:

●	In addition to foreign exchange restrictions, describe actual restrictions with respect to the payment of dividends or other transfers of net assets and, as applicable, quantify the amounts subject to such restrictions as of December 31, 2021 and 2020.

●	Revise the following sentence as appropriate for consistency with applicable restrictions, “However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China.”

●	Disclose, if true, that there can be no assurance the PRC government will not intervene or impose restrictions on the company’s ability to transfer cash out of China.

●	Add risk factor disclosure regarding the risks of restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors, as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page, and pages 15, 29 and 30 in accordance with the Staff’s instructions.

Recent regulatory Development, page 14

7.	We note your revisions in response to prior comment five. However, your disclosure regarding regulatory permissions or approvals required to operate your business appears to be limited to governmental authorities in mainland China, for example on page 5. Please revise to disclose each permission or approval that you, your subsidiaries, and/or your VIEs are required to obtain from Chinese authorities (including Hong Kong authorities) to operate your business. State affirmatively whether you have received all requisite operating permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 15 in accordance with the Staff’s instructions.

8.	Please revise disclosure that indicates no permissions or approvals are required from Chinese authorities (including Hong Kong authorities) to disclose how you determined this. If you relied on counsel, as your disclosure appears to indicate, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 15 and 16 in accordance with the Staff’s instructions.

General

9.

Please update your disclosure wherever you discuss the HFCA Act to reflect that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate completely registered pubic accounting firms headquartered in China and Hong Kong, consistent with the HFCA Act, and that the PCAOB will be required to reassess its determinations by the end of 2022.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 36 in accordance with the Staff’s instructions.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Steven Glauberman, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or sglauberman@beckerlawyers.com.

Very truly yours,

By:	/s/ Steven Glauberman
Name:	Steven Glauberman

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